October 1, 2009

H. Christopher Owings

Assistant Director

Mail Stop 3561

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	RoomStore, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 8, 2009
File No. 333-158373

Dear Mr. Owings:

Please accept this letter as our responses to the comments set forth in your August 4, 2009 letter. For ease of reference, we have repeated each comment before we provide our response. We will refer herein to RoomStore, Inc. as either RoomStore or the Company.

Cover Page

1.	It appears that you are relying on Rule 415 to offer your shares on a continuous or delayed basis. If so, please revise your cover page to check the appropriate box indicating such reliance. Otherwise, please advice.

Response:

We will check the appropriate box.

Prospectus Summary, page 1

2.	Please delete the qualifying language in the introductory paragraph since the summary is to include all material aspects of the offering.

Response:

We will delete the qualifying language. The first sentence under Prospectus Summary will be removed.

H. Christopher Owings

U.S. Securities and Exchange Commission

October 1, 2009

3.	Please indicate the percentage ownership of your shares for the Heilig-Meyers Liquidation Trust. In this regard, state whether subsequent to the distribution to the trust beneficiaries any such person will hold more than 5 percent of your outstanding shares. If so, please provide the information as would be required by Item 403 of Regulation S-K.

Response:

The Trust currently owns 71.7% of our common stock, and we will indicate this in the summary. At this time, the Company does not know if any person or entity will hold more than 5% of its stock post distribution by the Trust. If the Company becomes aware that any person or entity is expected to hold 5% or more of the Company’s stock following distribution, appropriate disclosures will be made.

Risk Factors, page 5

4.	Please either eliminate generic risk factors or revise them to state specific material risks to your company or to the purchasers in this offering. [Examples given.] Review your entire risk factor section and revise as necessary. Refer to Item 503(c) of Regulation S-K and Updated Legal Bulletin No. 7 available on our website.

Response:

We will eliminate all generic risk factors.

Forward-Looking Statements, page 9

5.	Please revise the last paragraph of this section to clarify that during the duration of this offering you will update any information that changes materially.

Response:

We will make this clarification.

Critical Accounting Estimates, page 16

6.

Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. For example, if reasonably likely changes

H. Christopher Owings

U.S. Securities and Exchange Commission

October 1, 2009

in an assumption used in determination of your self-insurance or warranty reserves or in assessing your deferred tax assets for valuation allowance would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified. Refer to Section V or our Release No. 33-8350, available on our website.

Response:

We have revised the responses to give more insight on the possible effects of changes in the critical accounting policies.

Effects of Economic Conditions, page 18

7.	In the fourth full paragraph on page 18 you state that prices for commodities have increased resulting in an increase by furniture manufacturers on the price of goods sold to you. Please revise your disclosure to clarify whether these costs have been passed along to your customers, and what factors you consider in determining the point at which you pass such costs along.

Response:

The Company passes along product price increases to its customers whenever possible. In some cases, however, internal marketing programs and external market forces limit the ability to increase our prices. For example, we may want to keep a furniture group at a specified price point, which we believe to be important to our overall lineup of goods offered for sale. Or, a competing furniture retailer may offer a similar furniture group at a certain price, and thus we would expect to lose business to the competitor if we were significantly above their price. Generally, we will increase prices on unique and strong-selling furniture groups when necessary to maintain our overall gross margins, but we will carefully monitor the effects of these price increases on sales and may lower the prices if sales decline too much. We will note these factors in the Form S-1.

Results of Operations, page 19

8.

Please refer to your analysis of fiscal 2009 as compared to fiscal 2008. We note that you have quantified the change in the sale store sales as part of your analysis of the change in revenues, and you note that same store sales exclude MDG stores. Please tell use how you considered quantifying the impact of MDG stores on the other items that you analyze in this disclosure, such as gross profit; selling, general and administrative costs; and non-operating items. In this regard, it appears from Note 11 to your financial statements that pre-tax income/loss as a percentage of revenues differs significantly between your RoomStore and Mattress Discounters segments, so it is unclear to us that your current analysis of results, which is at the consolidated level for all line items

H. Christopher Owings

U.S. Securities and Exchange Commission

October 1, 2009

except revenues, provides your readers with adequate context to understand the impact that the Mattress Discounters segment had on your current results and may have on your future results. Refer to Item 303(a) of Regulation S-K and to our Release No. 33-8350.

Response:

We will add to disclosure to make readers more aware of the MDG impact. For the Fiscal Year ended February 28, 2009, MDG was a part of the consolidated group for only 85 days (the acquisition was completed on December 5, 2009).

9.	We note that your narrative explanation of changes in your effective tax rates between 2007, 2008 and 2009, and we also note your tabular rate reconciliation within Note 6 to your financial statements. It is unclear to us that your current narrative analysis fully explains why your adjustments for state income taxes resulted in significant negative amounts for other years. Additionally, it is unclear to us that your current analysis fully explains the significant “federal income tax adjustment” that occurred solely in 2007. Please revise your narrative analysis of tax expenses to better explain these matters, with a view toward providing enough information about how these adjustments arose that your readers might have some insight into how likely similar adjustments are to reoccur in the future.

Response:

We will incorporate more explanation of the effective tax rate changes and the effect each year. FY 2006 was the first tax year and the original accrual and the return when it was filed during FY 2007 were different mainly because of the state differences in what was taxable and how the tax was calculated. These differences were reflected in the FY 2007 tax provision thus causing the effective tax rates to have the big fluctuation. The FY 2008 rate fluctuation was a result of a change in the Texas state tax laws.

Liquidity and Financial Position, page 21

10.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note your discussion on page 18 regarding increases in global commodity prices and the increase in “big box” competition. Discuss whether you expect these trends to continue and how they may impact your plans to expand, your available liquidity, or any other factors. You should also consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

* Material opportunities, challenges,

H. Christopher Owings

U.S. Securities and Exchange Commission

October 1, 2009

* Risk in the short and long term, and the actions you are taking to address them, and

* The results or expected results of any actions you have taken to address the identified risks and trends, such as actions regarding competition that you describe in the last sentence of page 18.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

We will add to the disclosure to talk about the items identified in section 303 of Regulation S-K.

Financing and Debt, page 22

11.	In the eighth full paragraph on page 22 you state that amounts available under your credit facility with Bank of America are reduced by, among other things, “periodic inventory valuation adjustments.” Please expand your disclosure to discuss the terms of these adjustments so that an investor is able to understand the effect that changes in your inventory may have on your available capital.

Response:

The borrowing availability under our Bank of America credit facility is based on the valuation of several different categories of assets. The value of the Company’s inventory is by far the largest asset category. Twice each year, an independent company performs a valuation of this inventory. This valuation is based on an estimate of the value that could be realized from an orderly liquidation sale. Because there have been a large number of “going out of business sales” in the U.S. over the past several years, however, the national liquidation value of furniture has been dropping. Based on these national trends, the liquidation value of Company’s inventory has been falling, and this, in turn, decreases the borrowing availability under the Bank of America credit facility. We will revise the document to note this fact.

Quantitative and Qualitative Disclosure About Market Risk, page 23

12.	Your disclosure regarding your level of reliance on foreign sources for your inventory appears to be inconsistent. In the second to last paragraph on page 23 you state that you buy approximately 70% of your inventory from foreign sources. In comparison, your first full risk factor on page 7 states that you import 55% of your merchandise from foreign countries, either directly or indirectly through U.S. based companies, and your disclosure in the fourth paragraph on page 26 states that you purchase 90% of your goods from U.S. based companies. We understand that you may purchase inventory indirectly from foreign sources through U.S. based companies, but we are still unable to reconcile all of these statements. Please revise.

H. Christopher Owings

U.S. Securities and Exchange Commission

October 1, 2009

Response:

We will change the disclosures so that they are comparable. The 70% is the correct percentage and the risk factor disclosure has been changed.

Business, page 24

13.	The fourth full paragraph on page 15 and Note 11 to your financial statements on page F-21 state that you conduct your business as two operating segments. It appears, however, that your business discussion does not differentiate between the two segments and may not provide all of the required disclosure for each segment. Please revise your business section to provide all disclosure required under Item 101(b) and (c) of Regulation S-K for both your operating segments and clarify to which segment your disclosure applies.

Response:

We will add additional disclosures concerning the segments in the Business section.

14.	Please identify the individual 25 percent owner of MDG that you reference in the last paragraph on page 24 and indicate whether that person is considered a related party to you.

Response:

This person would prefer not to be named. He has no business or other relationship with RoomStore, Inc. Please contact me directly at (804) 784-7611 if you need to discuss this further.

Our Industry, page 25

15.	Please provide us with support for your discussion throughout the section under the subheading “Our Industry” on page 25, and for your statement on page 1 that you are “among the top 30 furniture retailers in the United States.” If the information is based upon reports or articles, please provide copies of these documents to us, appropriately marked to highlight the sections relied upon. We understand that you have referenced general sources such as the U.S. Department of Commerce, U.S. Bureau of Census, National Association of Realtors, Wall Street Journal and Realty Trac, but you did not provide specific citations and we are unable to locate the source of your statements. We also note that you provide no source for the industry specific information you provide in the fourth paragraph under this section. If any statement is based upon management’s belief, please indicate that this is the case and include and explanation for the basis of such belief.

H. Christopher Owings

U.S. Securities and Exchange Commission

October 1, 2009

Response:

We will provide specific citations in the document or, if the citations cannot be found, either delete the reference or use a replacement reference with a specific citation. Where a statement is based on management’s belief, we will so indicate and provide the basis for such belief.

16.	We note your statement in the last full paragraph on page 25 that significant furniture retail bankruptcies occurred during the past four years, but in the same paragraph you state that furniture sales started to soften less than three years ago in late 2006. Please revise your disclosure to identify those bankruptcies that occurred prior to this softening in the market and explain why these bankruptcies are relevant to your discussion.

Response:

There were several large, furniture retailers that were financially weak even before the furniture sales started to slide in late 2006. As these bankruptcies are not really relevant to the discussion in this section, we will revise the language to omit any references to them.

Information Systems, page 27

17.	We note that it appears that you use the term “RS” in place of RoomStore on pages 27 and 28, and it does not appear that you have defined this term. Please revise, and to the extent practicable, please refrain from using defined terms in your prospectus. See Rule 421(b) of Regulation C. We also note your defined references on page i which are unnecessary as such references are clear for their context. Please delete.

Response:

We will make these requested changes.

Management of the Company, page 30

18.	Please revise the discussion of your directors’ and executive officers’ experience to clarify each person’s business experience during the past five years. Specifically, we note that you do not provide relative time periods for the experience described for Messrs. Kaplan, Stringer or Giordano. See Item 401(e) of Regulation S-K.

Response:

We will make the requested changes.

H. Christopher Owings

U.S. Securities and Exchange Commission

October 1, 2009

Director Compensation, page 31

19.	Please review your disclosure to discuss why $16,500 of Mr. Shaffner’s $22,000 director compensation for the fiscal year ended February 28, 2009 was paid in the form of deferred compensation.

Response:

Mr. Shaffner elected to defer this compensation, pursuant to the Company’s deferred compensation plan for non-employee directors. We will note this fact in the document.

Compensation Discussion and Analysis, page 32

20.	Please expand your discussion of executive compensation to include disclosure of why you arrived at specific compensation decisions and policies. For example, we note that you pay perquisites and provide severance plans, but there is no discussion regarding why you implemented these elements of compensation. Also, please discuss your reasons for entering into an employment agreement with Mr. Kimbrell and why you chose not to enter into similar agreements with your other executive officers.

Response:

We will amend the document to expand our disclosure of executive compensation to include disclosure of how we arrived at specific compensation decisions and policies, including perquisites and severance plans. With respect to entering into an employment agreement for Mr. Kimbrell, the Board believed, and continues to believe that the retention of Mr. Kimbrell is critical to the success of the business and to meeting both short and long term business objectives. The Company has not entered into employment agreements with the other Named Executives because the Board does not believe that such agreements are necessary.

The Role of the Compensation Committee, page 33

21.	In the last paragraph on page 33 you state that in determining executive compensation your Compensation Committee, among other things, reviews executive pay for comparable positions at comparable companies. We also note in the first paragraph on page 34 you state that in setting base salaries the Committee considers average salary levels “paid to similar executives in similar companies.” Please identify the companies used in these comparisons and the manner in which these companies were identified. See Item 402(b)(xiv) of Regulation S-K; and Staff Observations in the Peer Review of Executive Compensation Disclosure available on our website.

H. Christopher Owings

U.S. Securities and Exchange Commission

October 1, 2009

Response:

The Company does not engage in benchmarking in the traditional sense as contemplated by Item 402(b)(xiv) of Regulation S-K and as discussed under “Benchmarks” of the Staff Observations in the Peer Review of Executive Compensation and Disclosure. We will amend the document to reflect this fact and by amending our disclosures accordingly.

Annual Cash Bonuses, page 34

22.	We note that the cash bonuses are awarded to your executives based on achievement of specified EBITDA goals. Please disclose the specific targets for each of your named executive officers for each of the applicable years, and describe the factors that went into establishing these targets, or demonstrate how disclosure of such targets could cause you competitive harm. See Instruction 4 to Item 402(b) of Regulation S-K.

Response:

Each year, the Company develops and the Board approves an executive bonus plan. The bonus plan is based off the annual budget. For example, if the annual budget sets a sales goal of $350 million, and an EBITDA goal of $5 million, then that EBITDA goal becomes the baseline for the bonus program. If the EBITDA goal is achieved, then executives are paid a specified bonus. The bonus amounts increase on a sliding scale if the EBITDA improves over the baseline number. We will amend the document to note these facts.

Profit Sharing Plan, page 35

23.	We note that your disclosure in the third full paragraph on page 35 that “no company profit sharing contributions were made to the profit sharing or savings plan for the fiscal years ended February 2006, 2007 and 2008” In light of your reported net income for the fiscal years ending February 2006 and 2007, please revise your disclosure to clarify why no company profit sharing contributions were made in these years.

Response:

Under the RoomStore Inc. Employees’ Profit Sharing and Retirement Savings Plan, there are two possible contributions made by the Company. First, the Company may match employee contributions up to 2% of the employee’s contributions. Second, the Company, in its sole discretion, has the ability to contribute an additional amount based on company profits. For fiscal years ending February 2006 through 2009, the Company has made the first type of matching contribution, but has not made any additional,

H. Christopher Owings

U.S. Securities and Exchange Commission

October 1, 2009

discretionary contributions. The match was temporarily suspended in January 2009 and may be reinstated at some point in the future at the discretion of the Company. We will add this additional information to the disclosure.

Summary Compensation Table, page 37

24.	We note that your executive officers were subject to significant increases and decreases in compensation from 2007 through 2009. Please revise your disclosure to discuss the factors considered in decisions to materially increase or decrease compensation. Refer to Item (402)(b)(ix).

Response:

Base pay for executives has stayed relatively constant throughout the period of 2007 through 2009. But the profit-based bonuses have fluctuated significantly, especially for executives in Texas. Prior to the fiscal year ending February 28, 2009, executives based in Texas were paid bonuses based on the performance of the Texas stores, and executives based on the Eastern states were paid bonuses based on the performance of the Eastern stores. Only the CEO was paid a bonus based on the consolidated performance of the Texas stores and the Eastern stores. Starting on March 1, 2008, bonuses for all RoomStore executives were based on the consolidated performance of all RoomStore locations (but not Mattress Discounters stores). We will make this clarification in our disclosures.

Where You Can Find More Information, page 45

25.	We note your disclosure in the last paragraph on page 45 stating that after your registration statement becomes effective you will file periodic reports, proxy statements and other information with the SEC. Please revise your filing to disclose information regarding the availability of your annual, quarterly and current reports as required by Item 101(e)(4) of Regulation S-K.

Response:

We will add a section to our website, which will provide links to our annual, quarterly and current reports as required by SEC regulations. This will be disclosed in the S-1.

Financial Statements, page F-1

26.	Please update your financial statements and related disclosures, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

H. Christopher Owings

U.S. Securities and Exchange Commission

October 1, 2009

Response:

We will include updated financials in the amended Form S-1.

Consolidated Balance Sheets, page F-3

27.	Please revise your balance sheet line item description “Commitments” to include a reference to the note to your financial statements where these items are discussed. Refer to Rule 5-02.25 of Regulation S-X.

Response:

We will add the requested reference.

Consolidated Statements of Operations, page F-4

28.	We note your discussion of warranty fee income and delivery services elsewhere in your filing and have the following comments:

* As you appear to be providing services by selling separately priced extended warranties and delivery services, please tell us how you considered separately presenting sales and cost of sales related to products and services on the face of your statements of operations. Refer to Rules 5-03(b)(1) and (2) of Regulation S-X.

* If you have not disaggregated this information on the face of your statements of operations because revenues from services are less than 10% of your total revenues, it appears to us that disclosure of revenues from services may still be required within your footnotes to comply with paragraph 37 of SFAS 131. Please tell us how you considered disclosing revenues from warranties and/or deliveries within your footnotes to comply with this guidance. Also tell us how you considering (sic) disaggregating revenues by type of product below your RoomStore and Mattress Discounters segments to comply with this guidance.

* Finally, if warranties or deliveries are creating fluctuations in your revenues, gross profit or operating income from year to year, it appears that additional discussion should be added to your analysis of results of operations to address this matter as part of providing your readers with the context necessary to understand the changes in your results. Please tell us how you determined such additional disclosure was not necessary.

Response:

Delivery income and income from sales of add-on merchandise protection products and warranties are included in the net sales line on the income statement. These amounts fall under the 10% limit and therefore are not disclosed separately on the face of the income statement. Delivery income has been disclosed in the footnotes and we have added an additional disclosure for the add-on sales. Mattress Discounters sells merchandise similar to that sold by RoomStore and no separate disaggregation was therefore considered necessary. Warranties and delivery fluctuate with the changes in furniture revenues.

H. Christopher Owings

U.S. Securities and Exchange Commission

October 1, 2009

Notes to Consolidated Financial Statements

Note 1, Summary of Significant Accounting Policies, page F-7

Equity Method Investment, page F-9

29.	We note the summary financial information you have provided for CDS’s statements of operations. It is unclear to us whether “Income” and “Expenses” are the same as revenues and operating expenses, which we assume would be the most meaningful measures for a real estate investment company consistent with the guidance in Rule 1-02(bb)(1)(ii) of Regulation S-X. If so, please consider revising the titles of these line items to clarify this. Alternatively, if “Income” and “Expenses” include both operating and non-operating items, please tell us why you believe this is the most meaningful presentation of results for CDS.

Response:

We will change the disclosure wording to rent income and operating expenses.

30.	We noted on page 26 your discussion of a 45% investment in a direct sourcing company called Source 1 World, HK Ltd. and have the following comments:

* Please explain how you account for this investment.

* If you account for it under the equity method of accounting, please explain to us how you considered disclosing summarized information as to assets, liabilities, and results of operations of the investee as contemplated by paragraph 20d of APB 18 and Rule 4-08(g) of Regulations S-X.

* If you account for it by a method other than the equity method, please explain to us why you feel that is the appropriate method.

Response:

The investment in Source 1 World is accounted for on an equity basis. RoomStore paid $75,000 in February 2008 for a 25% interest in Source 1 World and paid an additional $60,000 to increase its ownership to 45% in March 2009. The assets, liabilities and results of operations of Source 1 World were so small compared to RoomStore that this information was not disclosed. Below is a comparison of Source 1 World and RoomStore for their respective latest calendar/fiscal year-end.

H. Christopher Owings

U.S. Securities and Exchange Commission

October 1, 2009

	Source 1	RoomStore	% of RS
	(Dollars in thousands)
Total Assets	192	94,774	0.20%
Total Liabilities	—	56,554	0.00%
Revenues	1,236	328,367	0.38%
Net Income (Loss) before Taxes	11	(18,288)	-0.06%

Self Insurance, page F-9

31.	We note your disclosures concerning self-insurance. Please disclose, either here or in the related Critical Accounting Policy within MD&A, any stop loss or other limits to your liability for each type of loss that you self-insure to provide your readers with a better understanding of the risks involved in your decision to self-insure. Additionally, please confirm to us, if true, that you have not had significant fluctuations in your self-insurance expense during the periods presented in your financial statements, since we note that you have not discussed self-insurance expense within your analysis of results of operations.

Response:

We will revise our disclosures to note and explain a $250,000 per claim self-insured retention for worker’s compensation claims, and a $100,000 per employee per year retention for group health expenses.

Advertising Expense, page F-10

32.	Please tell us whether you participate in any cooperative advertising programs with you vendors. If so, tell us how you considered providing an accounting policy related to accounting for cooperative advertising programs, and quantify in your footnote any amounts of cooperative advertising funds netted against you disclosed amounts of advertising expense.

Response:

We will add the accounting policy to the disclosure and the amount of Cooperative advertising that was netted against the advertising expense.

H. Christopher Owings

U.S. Securities and Exchange Commission

October 1, 2009

Note 8, Stockholders’ Equity, page F-18

33.	We assume from your computation of weighted average shares outstanding for diluted earnings per share, seen at the top of page F-19, that several of your vested stock options are anti-dilutive for the years ended February 28, 2007 and February 28, 2008. If our understanding is correct, please tell us where you have provided the disclosure required by paragraph 40(c) of SFAS 128. If our understanding is incorrect, please explain this to us in more detail.

Response:

We will revise the disclosure in accordance with SFAS 128.

34.	We note that your disclosures concerning the registration rights agreement entered into with the Trust. Please tell us, and consider disclosing to your readers, whether this agreement requires you to transfer any consideration to the Trust if the registration statement is not made effective by a certain date or if effectiveness is not maintained. If so, please tell us how you considered the guidance in FSP EITF 00-19-2.

Response:

The registration rights agreement with the Trust does not require the payment of any consideration if the registration statement is not made effective by a certain date, or is not maintained. Once the registration statement is effective, the Company intends to maintain the registration unless and until there are fewer than 300 shareholders of the common stock of the Company.

Note 10, Acquisitions, page F-20

35.	We note your disclosure concerning the purchase of certain assets from the bankrupt Mattress Discounters Corporation. Please tell us whether this was an acquisition of a business or an acquisition of net assets, and provide us with a reasonably detailed analysis of the factors specified in EITF 98-3 to support your conclusion. If this was an acquisition of a business, please tell us and consider clarifying to your readers why you recorded no goodwill. Additionally, with reference to paragraphs B172-B174 of SFAS 141, tell us how you considered assigning part of the purchase price to the acquired property leases and executor contracts.

Response:

The Mattress Discounters transaction was an acquisition of a business. This conclusion is based on an analysis of the factors specified in EITF 98-3. The set of acquired inputs and processes were as follows:

H. Christopher Owings

U.S. Securities and Exchange Commission

October 1, 2009

Facts: Mattress Discounters Group (“MDG”) purchased the inventory, the rights to the trade name, and the fixed assets of 73 of the 98 store locations of the WBR division of Mattress Discounters Corp. and the fixed assets in the corporate office and distribution center. MDG assumed the leases of the 73 locations and approximately $700 thousand in primarily customer deposit liabilities. Total cash paid was approximately $2.6 million. The purchase was made from a company in bankruptcy. Had MDG not purchased the assets it would have shut down its doors the next day. MDG brought in an all new line up of products and a new sales and marketing philosophy as well as new management, distribution, delivery and accounting operations.

Assessment

Step 1 – The set includes:

a.	Long-lived assets – fixed assets and trademarks were acquired.
b.	Employees – sales staff
c.	Certain processes – an institutional understanding of the daily tasks to operate the store
d.	The ability to obtain access to customers through continuity of trade name and store locations that were stocked with floor inventory

Step 2 – The set does not include:

a.	Certain processes (delivery, distribution, accounting, human resources and advertising)
b.	Employees – senior management
c.	Vendor contracts

Step 3 – The transaction does not contain any goodwill. Therefore, there is no presumption that the missing elements are minor.

Conclusion: This set of acquired activities and assets did constitute a business that was capable of continuing normal operations or generating a revenue stream by providing products to customers. The missing elements were minor. The support functions were not present but could quickly be handled by our existing operations. This is evidenced by the fact that the acquisition occurred on a Friday and the stores were open for business on the following day (a Saturday).

As disclosed in Note 11 on F-17, the $2.6 million purchase price was allocated to inventory of $3 million, fixed assets of $300 thousand and assumed liabilities of $700 thousand. The Company considered whether in the aggregate the leases and minor executory contracts assumed had value for other reasons outside of their terms. The Company concluded that there were no other reasons that created value outside the contract terms, and that the contract terms themselves did not create a material asset or liability to be recorded at acquisition. The estimated fair value of the net assets acquired exceeded the aggregate purchase price, so in accordance with paragraph 44 of FASB Statement 141, no goodwill was recorded, and the value of non-current assets acquired (fixed assets) was reduced accordingly.

Note 11, Segments, page F-21

36.	Please tell us how you considered the disclosure requirements of paragraphs 27 and 28 of SFAS 131.

H. Christopher Owings

U.S. Securities and Exchange Commission

October 1, 2009

Response:

We will revise the disclosure in accordance with SFAS 131.

37.	We note your narrative disclosure that management evaluates the performance of the segments based on revenues and earnings. If you segmental measure of profit or loss is income or loss before income taxes, please revise your narrative disclosure to clarify this matter, as the term “earnings” may be interpreted to indicate measures other than income or loss before income taxes.

Response:

We will change the description to net sales and income (loss) before income taxes.

Exhibit 5.1 Opinion of Brian D. Bertonneau, Counsel for RoomStore, Inc.

38.	Please have counsel revise his opinion to opine whether the securities were validly issued.

Response:

Counsel will revise his opinion as requested.

39.	Please have counsel revise his opinion to consent to the prospectus discussion of such opinion, the reproduction of the opinion as an exhibit and being named in the registration statement. Refer to Section 7 of the Securities Act of 1933 and Rule 436 under the Securities Act of 1933.

Response:

Counsel will revise his opinion as requested.

Please contact me at (804) 784-7611 if you have any questions about the information or responses in this letter.

Sincerely,

/s/ Lewis M. Brubaker, Jr.
Lewis M. Brubaker, Jr.
Senior VP and CFO